Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

Writer’s Direct Dial Number

(415) 947-4612

April 1, 2008

VIA EDGAR TRANSMISSION

Division of Investment Management, Disclosure Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wells Fargo Funds Trust, SEC File Nos. 333-74295; 811-09253

Dear Ladies and Gentlemen:

In connection with the registration by Wells Fargo Funds Trust (the “Trust”) (SEC File No. 333-74295; 811-9253), an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), of an indefinite number of its securities under the Securities Act of 1933 (the “1933 Act”), we are transmitting herewith on EDGAR for filing the Trust’s registration statement on Form N-14, including exhibits (the “Registration Statement”).

This filing relates to the proposed acquisition of substantially all the assets and liabilities of certain Wells Fargo Advantage Funds (the “Funds”) by certain existing series of the Trust. The Combined Prospectus/Proxy Statements contained in this filing will be used in the solicitation of proxies of the shareholders of the Funds to approve an Agreement and Plan Reorganization pursuant to which substantially all of the assets and liabilities of each Fund will be transferred to a corresponding series of the Trust.

The Trust has previously registered an indefinite number of its shares under the 1933 Act pursuant to an election under Rule 24f-2 under the 1940 Act.

Pursuant to Rule 488 under the 1933 Act, the Trust hereby designates May 6, 2008 as the effective date for the Registration Statement.

No fees are required in connection with this filing. Please contact the undersigned at the number set forth above if you have any questions or comments regarding the enclosed Registration Statement.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (415)947-4612.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Karin Brotman
Karin Brotman